Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee

Medium-Term Senior Notes, Series D	$15,300,000	$1,637.10(1)

(1)	The filing fee of $1,637.10 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $916,782.21 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $1,637.10 is offset against the registration fee due for this offering and of which $915,145.11 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2006-MTNDD035         DATED OCTOBER 24, 2006

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Premium mAndatory Callable

Equity-linked secuRitieS

1,530,000 PACERS Based Upon American Depositary Receipts Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V.

Due May 1, 2008

$10.00 per PACERS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The PACERS will mature on May 1, 2008, unless called earlier by us.

■	We will call the PACERS for cash in an amount equal to the sum of $10 and a mandatory call premium if the trading price of American Depositary Receipts representing the Ordinary Participation Certificates, referred to as CPOs, of Cemex S.A.B. de C.V., at the close of trading on any trading day during each of the three-trading-day periods starting on and including April 24, 2007, October 24, 2007 or April 24, 2008, which we refer to as call determination periods, is greater than or equal to $32.50 (the initial ADR price).

■	If we do not call the PACERS, you will receive at maturity for each PACERS either (1) a number of Cemex ADRs equal to the exchange ratio, if the trading price of Cemex ADRs at the close of trading on any trading day up to and including the third trading day before maturity is less than or equal to $24.38 (approximately 75% of the initial ADR price) or (2) $10 in cash.

■	The exchange ratio will equal 0.30769, $10 divided by the initial ADR price.

■	The PACERS are not principal-protected. At maturity you could receive an amount less than your initial investment in the PACERS.

■	The PACERS bear interest at the rate of 3.5% per annum. We will pay interest in cash semi-annually up to and including the earlier of (i) a call payment date resulting from a mandatory call, if any, or (ii) May 1, 2008. If the PACERS are not called by us, we will pay interest semi-annually on each coupon payment date. If the PACERS are called by us, we will pay interest on the coupon payment date immediately following the relevant call date and on the call payment date. Coupon payment dates shall mean May 1, 2007, October 31, 2007 and May 1, 2008.

■	The PACERS have been approved for listing on the American Stock Exchange under the symbol “PXX.”

Investing in the PACERS involves a number of risks. See “ Risk Factors Relating to the PACERS” beginning on page PS-6.

The PACERS represent obligations of Citigroup Funding Inc. only. Cemex S.A.B. de C.V. is not involved in any way in the offering and has no obligations relating to the PACERS or to any holder of the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per PACERS	Total
Public Offering Price	$10.000	$15,300,000
Agent’s Discount	$0.225	$344,250
Proceeds to Citigroup Funding Inc.	$9.775	$14,955,750

The agent expects to deliver the PACERS to purchasers on or about October 27, 2006.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERS?

PACERS are interest-bearing callable securities. PACERS’ return, if any, and the amount you will receive at maturity is linked to the trading price of Cemex ADRs. We will call the PACERS, in whole, but not in part, only if the trading price of Cemex ADRs at the close of trading on any trading day during the three-trading-day periods starting on and including April 24, 2007, October 24, 2007 or April 24, 2008 is greater than or equal to the initial ADR price of $32.50. We refer to each of these three-trading-day periods as a call determination period. The PACERS will not be called even if the trading price on any other day is greater than or equal to the initial ADR price of $32.50. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 plus a mandatory call premium. We will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call or the maturity date.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the trading price of Cemex ADRs at the close of trading on any trading day up to and including the third trading day before maturity is less than or equal to $24.38 (approximately 75% of the initial ADR price). In this case, you will receive at maturity a number of Cemex ADRs the value of which will be directly linked to the change in price of Cemex ADRs from its closing price on the pricing date, and may be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the price of Cemex ADRs or receive an amount at maturity greater than your investment (without taking into consideration any interest payments on the PACERS) unless (1) the trading price of Cemex ADRs at the close of trading on any trading day up to and including the third trading day before maturity is less than or equal to $24.38 (approximately 75% of the initial ADR price) and (2) at maturity the price of Cemex ADRs is greater than the initial ADR price. PACERS are not principal protected.

The PACERS mature on May 1, 2008, are callable by us semi-annually beginning on April 24, 2007 and do not provide for earlier redemption by you. The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the PACERS is not guaranteed.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

The PACERS bear interest at the rate of 3.5% per annum. We will pay interest in cash semi-annually up to and including the earlier of (i) a call payment date resulting from a mandatory call, if any, or (ii) May 1, 2008. If the PACERS are not called by us, we will pay interest semi-annually on each coupon payment date. If the PACERS are called by us, we will pay interest on the coupon payment date immediately following the relevant call date and on the call payment date. Coupon payment dates shall mean May 1, 2007, October 31, 2007 and May 1, 2008.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the trading price of Cemex ADRs at the close of trading on any trading day during the three-trading-day periods starting on and including April 24, 2007, October 24, 2007 or April 24, 2008 is greater than or equal to the initial ADR price of $32.50. We refer to the trading day on which we call the PACERS, if any, as the call date. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium. The mandatory call premium will equal $0.50 if the PACERS are called during the call determination period beginning on April 24, 2007, $1.00 if the PACERS are called during the call determination period beginning on October 24, 2007 and $1.50 if the PACERS are called during the call determination period beginning on April 24, 2008.

If we call the PACERS during one of the call determination periods beginning on April 24, 2007 or October 24, 2007, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the PACERS during the call determination period beginning on April 24, 2008, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to fully participate in possible increases in the trading price of Cemex ADRs through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium and any interest payments on the PACERS.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS during the call determination period beginning on April 24, 2008, at maturity you will receive for each PACERS you hold a call price in cash equal to $11.50, the sum of $10 and the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold either:

•	a number of Cemex ADRs equal to the exchange ratio, if the trading price of Cemex ADRs at the close of trading on any trading day up to and including the third trading day before maturity is less than or equal to $24.38 (approximately 75% of the initial ADR price), or

•	$10 in cash.

As a result, if we do not call the PACERS and the trading price of Cemex ADRs at the close of trading on any trading day up to and including the third trading day before maturity is less than or equal to approximately 75% of the initial ADR price, the value of Cemex ADRs you receive at maturity for each PACERS may be less than the price paid for each PACERS, and could be zero.

The initial ADR price equals $32.50, the trading price of Cemex ADRs at the close of trading on October 24, 2006.

The exchange ratio equals 0.30769, $10 divided by the initial ADR price.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERS or at maturity, see “Description of the PACERS — Amounts Payable at Call or Maturity — Hypothetical Examples” in this pricing supplement.

What are Cemex ADRs?

American Depositary Receipts of Cemex S.A.B. de C.V., or Cemex ADRs, are negotiable receipts issued by a depositary, Citibank N.A., evidencing American Depositary Shares representing the underlying Ordinary

Participation Certificates (referred to as CPOs) of Cemex S.A.B. de C.V., or Cemex CPOs, that have been deposited and are held, on behalf of the holders of Cemex ADRs, by the custodian for the depositary, and/or such other firm or corporation as the depositary may appoint. Each CPO in turn represents two shares of Cemex Series A common stock and one share of Cemex Series B common stock. While the market for Cemex CPOs is on the Mexican Stock Exchange in Mexico and while trading in that market is based on the Mexican peso, Cemex ADRs trade in U.S. dollars on the New York Stock Exchange. On the date of this pricing supplement, one Cemex ADR represents ten Cemex CPOs.

How Have Cemex ADRs Performed Historically?

We have provided a graph showing the daily closing price of Cemex ADRs, as reported on the New York Stock Exchange, from January 2, 2001 to October 24, 2006 and a table showing the high and low sale prices for Cemex ADRs and the gross cash dividends paid on such ADRs for each quarter since the first quarter of 2001. You can find this graph and table in the section “Historical Data on Cemex ADRs” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of Cemex ADRs in recent years. However, past performance is not indicative of how Cemex ADRs will perform in the future. You should also refer to the section “Risk Factors Relating to the PACERS — The Historical Performance of Cemex ADRs Is Not an Indication of the Future Performance of Cemex ADRs” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future purchase of, or payment based on the value of, Cemex ADRs. Under such treatment, if Citigroup Funding delivers Cemex ADRs at maturity, a U.S. Holder generally will recognize no gain or loss on the purchase of the Cemex ADRs by application of the monies received by Citigroup Funding in respect of the PACERS. Payments of interest on the PACERs will be taxable to a U.S. Holder as ordinary income at a time that such payments are accrued or received, in accordance with the U.S. Holder’s method of tax accounting. Upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount realized as a result of such mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

The PACERS have been approved for listing on the American Stock Exchange under the symbol “PXX.” You should be aware that the listing of the PACERS on the American Stock Exchange does not guarantee that a liquid trading market will be available for the PACERS.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the PACERS. Potential conflicts of interest may exist between Citigroup Global Markets and you as holder of the PACERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in Cemex ADRs or Cemex CPOs, or in other instruments, such as options, swaps or futures, based upon Cemex ADRs, or Cemex CPOs. This hedging activity could affect the market price of Cemex ADRs or Cemex CPOs and therefore the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERS?

Yes, the PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that, unless the PACERS are called by us, the amount you receive at maturity will be based on the trading price of Cemex ADRs at the close of trading on any trading day up to and including the third trading day before maturity, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the trading price of Cemex ADRs and other events that are difficult to predict and beyond our control.

Your Investment in the PACERS May Result in a Loss if the Trading Price of Cemex ADRs Declines

If we do not call the PACERS, the amount you receive at maturity will depend on the trading price of Cemex ADRs at the close of trading on any trading day up to and including the third trading day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERS. If we do not call the PACERS and (i) on any trading day up to and including the third trading day before maturity the closing price of Cemex ADRs is less than or equal to $24.38 (approximately 75% of the initial ADR price) and (ii) at maturity the price of Cemex ADRs is less than the initial ADR price, then the value of Cemex ADRs you receive at maturity will be less than the price paid for each PACERS, and could be zero, in which case your investment in the PACERS will result in a loss, except to the extent of any interest payments on the PACERS. If we do not call the PACERS, this will be true even if the trading price of Cemex ADRs exceeds $32.50 at one or more times during the life of the PACERS but is less than or equal to $24.38 of the initial ADR price at the close of trading on any trading day up to and including the third trading day before maturity and the trading price of Cemex ADRs at maturity is less than the initial ADR price.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the trading price of Cemex ADRs at the close of trading on any day during the three call determination periods beginning on April 24, 2007, October 24, 2007 or April 24, 2008 is greater than or equal to the initial ADR price of $32.50. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the trading price of Cemex ADRs through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium and any interest payments on the PACERS. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to Cemex ADRs and allowed you to participate more fully in the appreciation of the price of Cemex ADRs.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS bear interest at the rate of 3.5% per annum. As a result, if we do not call the PACERS, the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the trading price of Cemex ADRs and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Cemex ADR Price.    We expect that the market value of the PACERS will depend substantially on the amount, if any, by which the price of Cemex ADRs changes from initial ADR price of $32.50. However, changes in the price of Cemex ADRs may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the price of Cemex ADRs exceeds the initial ADR price, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that price because of expectations that the price of Cemex ADRs will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the value of Cemex ADRs are not likely to be reflected in the trading price of the PACERS because we will call the PACERS on the earliest of the three call determination periods beginning on April 24, 2007, October 24, 2007 or April 24, 2008 for a mandatory call premium of $0.50, $1.00 or $1.50, respectively, if the trading price of Cemex ADRs at the close of trading on any trading day during any of the call determination periods is greater than or equal to the initial ADR price of $32.50. If you choose to sell your PACERS when the price of Cemex ADRs is below $32.50, you may receive less than the amount you originally invested.

The price of Cemex ADRs will be influenced by Cemex’s results of operation and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Cemex is a part. Citigroup Funding’s hedging activities in the CPOs and/or ADRs of Cemex, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of Cemex ADRs.

Volatility of Cemex ADRs.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of Cemex ADRs changes during the term of the PACERS, the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during the call determination period every six months is likely to limit their value. If the PACERS did not include a mandatory call feature, it is possible that their value could be significantly higher.

Events Involving Cemex or Mexico.    General economic conditions and earnings results of Cemex and real or anticipated changes in those conditions or results, as well as events in Mexico, may affect the market value of the PACERS.

Dividend Yield on Cemex ADRs.    If the dividend yield on Cemex ADRs increases, we expect that the value of the PACERS may decrease because the value of any ADRs or cash you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on Cemex ADRs decreases, we expect that the market value of the PACERS may increase.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the price of Cemex ADRs the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the price of the Cemex ADRs during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities in Cemex ADRs or Cemex CPOs by us or one or more of our affiliates will likely involve trading in Cemex ADRs or Cemex CPOs, or in other instruments, such as options, swaps or futures, based upon Cemex ADRs or Cemex CPOs. This hedging activity could affect the market price of Cemex ADRs and therefore the market value of the PACERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the PACERS. The PACERS are subject to the credit risk of Citigroup, the guarantor of any payments due on the PACERS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the PACERS attributable to another factor, such as an increase in the price of Cemex ADRs.

The Value of Cemex ADRs May Not Completely Track the Value of Cemex CPOs

Although the trading characteristics and valuations of Cemex ADRs will usually mirror the characteristics and valuations of the underlying CPOs, the value of Cemex ADRs may not completely track the value of Cemex CPOs. Active trading volume and efficient pricing on the Mexican Stock Exchange for Cemex CPOs will usually, but not necessarily, indicate similar characteristics in respect of Cemex ADRs. Because of the size of the offering of Cemex CPOs in ADR form outside Mexico and/or other factors that have limited or increased the float of certain ADRs, the liquidity of Cemex ADRs may be less than or greater than that of the underlying CPOs. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market value of Cemex ADRs than for the Cemex CPOs. Since holders of Cemex ADRs may surrender the ADRs in order to take delivery of and trade the underlying CPOs, a characteristic that allows investors in ADRs to take advantage of price differentials between different markets, a market for the underlying CPOs that is not liquid will generally result in an illiquid market for the ADRs representing such underlying CPOs.

The price of Cemex ADRs is quoted in U.S. dollars. Thus, the starting values and ending values of Cemex ADRs will be expressed in U.S. dollars and the maturity payment on the PACERS will be made in U.S. dollars. However, you should be aware that a depreciation of the value of the currencies in which Cemex CPOs are traded versus the U.S. dollar may reduce the trading price of Cemex ADRs (and thus the trading price of and the maturity payment on the PACERS).

The Trading Price of Cemex ADRs and the PACERS Will Be Affected by Conditions in the Mexican Securities Markets

Although the market price of Cemex ADRs is not directly tied to the trading price of Cemex CPOs in Mexico, the trading price of Cemex ADRs is expected generally to track the U.S. dollar value of the Mexican peso trading price of the Cemex CPOs on the Mexican Stock Exchange. This means that the trading value of Cemex ADRs is expected to be affected by the U.S. dollar/Mexican peso exchange rate and by factors affecting the Mexican Stock Exchange.

Investments in securities linked to the value of Mexican equity securities involve certain risks. The Mexican markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Mexican companies than about U.S. companies, and Mexican companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in Mexico are subject to political, economic, financial and social factors that apply in Mexico. These factors, which could negatively affect the Mexican securities markets, include the possibility of recent or future changes in local or Mexico-wide political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Mexican equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Mexican economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

The Mexican Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers and a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume. A liquid trading market for the Cemex CPOs may not continue or expand. A limited trading market may impair the ability of a Cemex ADR holder to sell Cemex CPOs obtained upon withdrawal of such shares of the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of Cemex ADRs.

The Historical Performance of Cemex ADRs Is Not an Indication of the Future Performance of Cemex ADRs

The historical performance of Cemex ADRs, which is included in this pricing supplement, should not be taken as an indication of the future performance of Cemex ADRs during the term of the PACERS. Changes in the price of Cemex ADRs will affect the value of the PACERS, but it is impossible to predict whether the price of Cemex ADRs will rise or fall.

The Volatility of the Price of Cemex ADRs May Result in Delivery of Cemex ADRs at Maturity

Historically, the price of Cemex ADRs has been volatile. From January 1, 2001 to October 24, 2006, the closing price of Cemex ADRs has been as low as $7.9984 per ADR and as high as $35.85 per ADR. As a result, on more than one occasion from April 22, 2005 to October 24, 2006, the closing price of Cemex ADRs has been less than 75% of its closing price of $32.50 on October 24, 2006. If we do not call the PACERS, whether you receive an amount at maturity in cash equal to the amount of your initial investment in the PACERS or a number of Cemex ADRs with a value less than your initial investment depends upon the trading price of Cemex ADRs at the close of trading on any trading day during the term of the PACERS. The volatility of the price of Cemex ADRs may result in your receiving a number of Cemex ADRs at maturity with a value less than your initial investment in the PACERS which will result in a loss, except to the extent of any interest payments on the PACERS.

You Will Have No Rights Against Cemex Prior to Receiving Any Cemex ADRs at Maturity

You will have no rights against Cemex prior to receiving any Cemex ADRs at maturity, even though:

•	you will receive Cemex ADRs at maturity under some circumstances; and

•	the market value of the PACERS is expected to depend primarily on the price of Cemex ADRs.

Cemex is not in any way involved in this offering and has no obligations relating to the PACERS or to holders of the PACERS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to Cemex ADRs unless and until you receive Cemex ADRs at maturity.

The Trading Price of Cemex ADRs and the PACERS May Be Reduced if Cemex Ceases to Be Subject to SEC Reporting Requirements

Cemex is currently subject to SEC reporting requirements, and distributes reports and other information to its stockholders. In the event that Cemex ceases to be subject to these reporting requirements, pricing information for the PACERS may be more difficult to obtain and the value, trading price and liquidity of Cemex ADRs and the PACERS may be reduced.

The Amount You Receive at Maturity May Be Reduced Under Some Circumstances if Cemex ADRs Are Diluted Because this Amount Will Not Be Adjusted for All Events that Dilute Cemex ADRs

The amount you receive at maturity is subject to adjustment for a number of events arising from share splits and combinations, share dividends or other distributions, a number of other actions of Cemex that modify its capital structure and a number of other transactions involving Cemex as well as for the liquidation, dissolution or winding up of Cemex. You should refer to the section “Description of the PACERS—Dilution Adjustments” in this pricing supplement. The amount you receive at maturity, if applicable, will not be adjusted for other events that may adversely affect the price of Cemex ADRs, such as offerings of Cemex CPOs for cash by Cemex or in connection with acquisitions. Because of the relationship of the amount you receive at maturity to the price of Cemex ADRs, these other events may reduce the amount you receive at maturity on the PACERS.

You May Not Be Able to Sell Your PACERS if an Active Trading Market for the PACERS Does Not Develop

There is currently no secondary market for the PACERS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market for the PACERS is limited, there may be few buyers should you choose to sell your PACERS prior to maturity and this may reduce the price you receive.

The Market Value of the PACERS May Be Affected by Purchases and Sales of Cemex ADRs or Cemex CPOs or Derivative Instruments Related to Cemex ADRs or Cemex CPOs by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell Cemex ADRs or Cemex CPOs or derivative instruments relating to Cemex ADRs or Cemex CPOs for their own accounts in connection with their normal business practices. These transactions could affect the price of Cemex ADRs and therefore the market value of the PACERS.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in Cemex ADRs or Cemex CPOs, or in other instruments, such as options, swaps or futures, based upon Cemex ADRs or Cemex CPOs. This hedging activity may present a conflict between your interest in the PACERS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the price of Cemex ADRs and therefore the market value of the PACERS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Since hedging our obligation under the PACERS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

DESCRIPTION OF THE PACERS

The following description of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon American Depository Receipts Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V. are interest-bearing callable securities. PACERS’ return, if any, and the amount you receive at maturity is linked to the Trading Price of Cemex ADRs. We will call the PACERS, in whole, but not in part, only if the Trading Price of Cemex ADRs at the close of trading on any Trading Day during the three-Trading-Day periods starting on and including April 24, 2007, October 24, 2007 or April 24, 2008 is greater than or equal to the Initial ADR Price of $32.50. We refer to each of these three-Trading-Day periods as a Call Determination Period. The PACERS will not be called even if the Trading Price on any other day is greater than or equal to the Initial ADR Price. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium. We will provide notice of a call, including the exact payment date, within one Business Day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three Business Days after such call or the maturity date.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the Trading Price of Cemex ADRs at the close of trading on any Trading Day up to and including the third Trading Day before maturity is less than or equal to $24.38 (approximately 75% of the Initial ADR Price). In this case, you will receive at maturity a number of Cemex ADRs the value of which will be directly linked to the change in price of Cemex ADRs from its closing price on the Pricing Date, and may be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the price of Cemex ADRs or receive an amount at maturity greater than your investment (without taking into consideration any interest payments on the PACERS) unless (1) the Trading Price of Cemex ADRs at the close of trading on any Trading Day up to and including the third Trading Day before maturity is less than or equal to $24.38 (approximately 75% of the Initial ADR Price) and (2) at maturity the price of Cemex ADRs is greater than the Initial ADR Price. PACERS are not principal protected.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. Any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of PACERS issued will be $15,300,000 (1,530,000 PACERS). The PACERS will mature on May 1, 2008, unless called earlier by us, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the PACERS is not guaranteed. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

The PACERS bear interest at the rate of 3.5% per annum. We will pay interest in cash semi-annually up to and including the earlier of (i) a call payment date resulting from a mandatory call, if any, or (ii) May 1, 2008. If the PACERS are not called by us, we will pay interest semi-annually on each Coupon Payment Date. If the PACERS are called by us, we will pay interest on the Coupon Payment Date immediately following the relevant Call Date and on the call payment date. Coupon Payment Dates shall mean May 1, 2007, October 31, 2007 and May 1, 2008. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The coupon payment will be payable to the persons in whose names the PACERS are registered at the close of business on the third Business Day preceding the Coupon Payment Date. If the Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the Trading Price of Cemex ADRs at the close of trading on any Trading Day during the three-Trading-Day periods starting on and including April 24, 2007, October 24, 2007 and April 24, 2008 is greater than or equal to the Initial ADR Price. We refer to the Trading Day within a Call Determination Period on which we call the PACERS, if any, as the Call Date. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 and a Mandatory Call Premium. The Mandatory Call Premium will equal $0.50 if the PACERS are called during the Call Determination Period beginning on April 24, 2007, $1.00 if the PACERS are called during the Call Determination Period beginning on October 24, 2007 and $1.50 if the PACERS are called during the Call Determination Period beginning on April 24, 2008.

If we call the PACERS during one of the Call Determination Periods beginning on April 24, 2007 or October 24, 2007, we will provide notice of a call, including the exact call payment date, within one Business Day after the Call Date, and the call payment date will be at least three Business Days after the Call Date. If we call the PACERS during the Call Determination Period beginning on April 24, 2008, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the Trading Price of Cemex ADRs through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the PACERS are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we call the PACERS during the Call Determination Period beginning on April 24, 2008, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $11.50, the sum of $10 and the applicable Mandatory Call Premium.

If we do not call the PACERS, they will mature on May 1, 2008. At maturity, you will receive for each PACERS an amount described below.

Determination of the Amount to be Received at Maturity

If not previously called, at maturity you will receive for each $10 principal amount of PACERS either:

•	a number of Cemex ADRs equal to the Exchange Ratio, if the Trading Price of Cemex ADRs at the close of trading on any Trading Day up to and including the third Trading Day before maturity is less than or equal to $24.38 (approximately 75% of the Initial ADR Price) (any fractional ADRs will be paid in cash), which we refer to as the “Downside Trigger Price,” or

•	$10 in cash.

As a result, if we do not call the PACERS and the Trading Price of Cemex ADRs at the close of trading on any Trading Day up to and including the third Trading Day before maturity is less than or equal to the Downside Trigger Price, the value of Cemex ADRs you receive at maturity for each PACERS may be less than the price paid for each PACERS, and could be zero.

In lieu of any fractional Cemex ADR that you would otherwise receive in respect of any PACERS, at maturity you will receive an amount in cash equal to the value of such fractional ADR. The number of full

Cemex ADRs, and any cash in lieu of a fractional ADR, to be delivered at maturity to each holder will be calculated based on the aggregate number of PACERS held by each holder.

The “Initial ADR Price” equals $32.50, the Trading Price of Cemex ADRs at the close of trading on the Pricing Date.

The “Pricing Date” means October 24, 2006, the date on which the PACERS were priced for initial sale to the public.

The “Exchange Ratio” equals 0.30769, $10 divided by the Initial ADR Price.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise), or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) Cemex ADRs or Cemex CPOs (or any other security for which a Trading Price or Closing Price must be determined) on any exchange or market, or (2) any options contracts or futures contracts relating to Cemex ADRs or Cemex CPOs (or other relevant security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

The “Trading Price” of Cemex ADRs (or any other security for which a Trading Price must be determined, as described under “—Dilution Adjustments” below) on any date of determination will be (1) if the ADRs are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the ADRs are listed or admitted to trading and (2) if the ADRs are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the ADRs are listed or admitted to trading on such exchange), the last quoted bid price for the ADRs in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization, provided that, if the trading price of Cemex ADRs cannot be determined by the methods described in (1) or (2) above, then the Trading Price will be the closing sale price or, if no closing sale price is reported, the last reported sale price on that date of Cemex CPOs on the Mexican Stock Exchange in Mexico, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine, provided, however, that the Trading Price will be determined as described in this paragraph with regard to the number of Cemex CPOs represented by each Cemex ADR at the time the determination of the Trading Price is made, provided further that, if the Trading Price of any other security for which a Trading Price must be determined, as described in the section “—Dilution Adjustments” in this pricing supplement cannot be determined by the methods described in (1) or (2) above and if the security for which a trading price must be determined is traded on one or more non-U.S. securities exchanges or markets, then the Trading Price of such security will be the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal non-U.S. securities exchange or market on which the security is traded, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine. The determination of the Trading Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or the provisos above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the ADRs obtained from as many dealers in such ADRs (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service. If the Cemex ADR program is terminated, the Trading Price will be calculated by substituting Cemex CPOs for the ADRs and using the determination method described in the proviso above. Upon the occurrence of certain events described under “—Dilution Adjustments” below, the Trading Price will be calculated by substituting the relevant security for the ADRs. In the event that the Cemex ADR program is terminated or the Trading Price is otherwise calculated by substituting Cemex CPOs for the ADRs, if the Trading Price of Cemex ADRs at the close of trading on any Trading Day up to and including the third Trading Day before maturity is less than or equal to the Downside Trigger Price, at maturity, you will receive an amount in cash equal to the Trading Price of Cemex ADRs on the third Trading Day before maturity, determined as described in this paragraph, multiplied by the Exchange Ratio.

HYPOTHETICAL EXAMPLES

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing prices of Cemex ADRs on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	PACERS Issue Price: $10.00

•	Interest: 4% per annum, payable semi-annually up to and including the earlier of (i) a Call Date, or (ii) the Maturity Date

•	Pricing Date: October 25, 2006

•	Settlement Date: October 30, 2006

•	Valuation Date: April 25, 2008

•	Maturity Date: April 30, 2008

•	Initial ADR Price: $29.50

•	Cemex ADR price at which a Mandatory Call occurs: $29.50 (100.00% of the hypothetical Initial ADR Price)

•	Mandatory Call Premium:

a.	5.00%, if called in April 2007

b.	10.00%, if called in October 2007

c.	15.00%, if called in April 2008

•	Exchange Ratio: 0.33898 Cemex ADRs per PACERS

•	Annualized cash dividend yield of Cemex ADRs: 0.00%*

•	If the PACERS have not been previously called, at maturity, whether you receive Cemex ADRs or your initial investment ($10.00 per PACERS) depends on whether the closing price of Cemex ADRs has declined by 25% or more (to $22.13 or less, the “Downside Trigger Price”) from the Initial ADR Price on any Trading Day up to and including the Valuation Date.

*	Based on the recent cash dividend yield on Cemex ADRs.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Initial ADR Price ($32.50); whether the closing price of Cemex ADRs on any Trading Day within any Call Determination Period is greater than or equal to $32.50, causing the PACERS to be called; if the PACERS are not called, whether the closing price of Cemex ADRs on any Trading Day up to and including the Valuation Date has declined by approximately 25% or more (to $24.38 or less) from the Initial ADR Price causing you to receive a fixed number of Cemex ADRs at maturity instead of cash; and the change in the price of Cemex ADRs from the Initial ADR Price during the term of PACERS.

PACERS are Mandatorily Called

The PACERS have not been previously called and the closing price of Cemex ADRs on any Trading Day within the relevant Call Determination Period is equal to or greater than $29.50, the price at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in April 2007, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.50 Call Price = $10.00 + $0.50 = $10.50 per PACERS

b. If the Call Date occurs in October 2007, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.00 Call Price = $10.00 + $1.00 = $11.00 per PACERS

c. If the Call Date occurs in April 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50 Call Price = $10.00 + $1.50 = $11.50 per PACERS

d.      Even if the Downside Trigger Price has been breached, the PACERS will be called on any Trading Day within any Call Determination Period if the closing price of Cemex ADRs on such date is equal to or greater than $29.50, the price at which a Mandatory Call would occur. If the Call Date occurs in April 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.50.

Call Price = $10.00 + $1.50 = $11.50 per PACERS

PACERS are not Mandatorily Called and Downside Trigger Price is Not Breached

The PACERS are not called during any Call Determination Period, and the closing price of Cemex ADRs is not less than or equal to 75.00% of the Initial ADR Price, or $22.13, on the Valuation Date.

Since the closing price of Cemex ADRs on any Trading Day up to and including the Valuation Date is not less than or equal to $22.13, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

PACERS are not Mandatorily Called and Downside Trigger Price is Breached

The PACERS are not called during any Call Determination Period, and the closing price of Cemex ADRs is less than 75.00% of the Initial ADR Price, or $22.13, on any Trading Day up to and including the Valuation Date. At maturity you will receive for each PACERS a number of Cemex ADRs equal to the Exchange Ratio, or 0.33898 ADRs.

Even if the closing price of Cemex ADRs is greater than $29.50, or the price at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the closing price of Cemex ADRs is below $29.50 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the closing price of Cemex ADRs on any Trading Day up to and including the Valuation Date is equal to or less than $22.13, then you will receive at maturity a number of Cemex ADRs equal to the Exchange Ratio. If the closing price of Cemex ADRs on the Maturity Date is $15.34 then the market value of the Cemex ADRs you will receive, based on such closing price, will be $5.20.

Value of the Cemex ADRs received at maturity = 0.33898 ADRs * $15.34 = $5.20.

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called

Date on which the PACERS are called	Call Date in April 2007	Call Date in October 2007	Call Date in April 2008	Call Date in April 2008
Hypothetical Initial ADR Price	$29.50	$29.50	$29.50	$29.50
Hypothetical lowest closing price on or prior to the Valuation Date	$26.55	$23.60	$24.43	$19.18
Is the hypothetical lowest closing price less than or equal to 75.00% of the Initial ADR Price, or $22.13?	No	No	No	Yes

Hypothetical minimum price at which a Mandatory Call would occur	$29.50	$29.50	$29.50	$29.50

Hypothetical closing price of Cemex ADRs on the Call Date	$30.24	$31.71	$35.70	$30.98

Call Price per PACERS	$10.50	$11.00	$11.50	$11.50

Return on Cemex ADRs (excluding any cash dividend payments)	2.50%	7.50%	21.00%	5.00%

Return on the PACERS (excluding fixed coupon payments)	5.00%	10.00%	15.00%	15.00%

Return on Cemex ADRs (including all cash dividend payments)	2.50%	7.50%	21.00%	5.00%

Return on the PACERS (including fixed coupon payments)	7.00%	14.00%	21.00%	21.00%

PACERS are not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial ADR Price	$29.50	$29.50
Hypothetical lowest closing price of Cemex ADRs on or prior to the Valuation Date	$23.60	$15.34
Is the hypothetical lowest closing price less than or equal to 75.00% of the Initial ADR Price, or $22.13?	No	Yes
Will 0.33898 (the Hypothetical Exchange Ratio) Cemex ADRs be delivered at maturity?	No	Yes
Hypothetical closing price of Cemex ADRs at maturity	$23.60	$15.34
Amount received at maturity (cash or value of Cemex ADRs per PACERS)	$10.00	$ 5.20
Return on Cemex ADRs (excluding any cash dividend payments)	-20.00%	-48.00%
Return on the PACERS (excluding fixed coupon payments)	0.00%	-48.00%
Return on Cemex ADRs (including all cash dividend payments)	-20.00%	-48.00%
Return on the PACERS (either in cash or the market value of the Underlying ADRs, including fixed coupon payments)	6.00%	-42.00%

Dilution Adjustments

The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount you receive at maturity. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment. All references to Cemex CPOs refer to that class of Cemex CPOs which are represented by Cemex ADRs.

If Cemex, after the Pricing Date,

(1)  pays a share dividend or makes a distribution with respect to its CPOs in such CPOs (excluding any share dividend or distribution for which the number of CPOs paid or distributed is based on a fixed cash equivalent value),

(2)  subdivides or splits the outstanding CPOs into a greater number of CPOs,

(3)  combines the outstanding CPOs into a smaller number of CPOs, or

(4)  issues by reclassification of its CPOs any other CPOs of Cemex then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of Cemex CPOs outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of other CPOs of Cemex, and the denominator of which will be the number of Cemex CPOs outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Cemex CPO is outstanding, the Exchange Ratio will be determined by reference to the other CPOs of Cemex issued in the reclassification. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If Cemex, after the Pricing Date, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its CPOs entitling them to subscribe for or purchase its CPOs at a price per CPO less than the Then-Current Market Price of the Cemex CPOs, other than rights to purchase Cemex CPOs pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of Cemex CPOs outstanding immediately before the adjustment is effected by reason of the issuance of such rights or warrants, plus the number of additional Cemex CPOs offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of Cemex CPOs outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional Cemex CPOs which the aggregate offering price of the total number of Cemex CPOs offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the Cemex CPOs, which will be determined by multiplying the total number of Cemex CPOs so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the Cemex CPOs offered thereby have not been delivered, the Exchange Ratio will be further adjusted to equal the Exchange Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of Cemex CPOs actually delivered. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If Cemex, after the Pricing Date, declares or pays a dividend or makes a distribution to all holders of the Cemex CPOs of any class of its capital shares, the capital shares of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its CPOs, in the form of Marketable Securities, of capital shares of one or more of its subsidiaries, or issues to all holders of its CPOs rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one CPO, and the denominator of which will be the Then-Current Market Price of one CPO, less the fair market value as of the time the adjustment is effected of the portion of the capital shares, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one CPO. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below. If any capital share declared or paid as a dividend or otherwise distributed or issued to all holders of Cemex CPOs consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the Trading Price of such capital shares. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final.

Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, the Trading Price of Cemex ADRs on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the fair market value of the capital shares, evidences of indebtedness, assets, rights or warrants (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to one Cemex ADR and, if the Trading Price of Cemex ADRs on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Downside Trigger Price, each holder of the PACERS will have the right to receive at maturity cash in an amount per PACERS equal to the Exchange Ratio multiplied by such fair market value.

If Cemex, after the Pricing Date, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional Cemex CPOs and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its CPOs, or makes an Excess Purchase Payment, then the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the Cemex CPOs, and the denominator of which will be the Then-Current Market Price of the Cemex CPOs on the record date less the amount of the distribution applicable to one CPO which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of Cemex CPOs outstanding on the record date. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

For the purposes of these adjustments:

A “Permitted Dividend” is (i) any cash dividend in respect of Cemex CPOs, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per CPO amount of this dividend results in an annualized dividend yield on the Cemex CPOs in excess of 10%, and (ii) any cash dividend or distribution made in the form of a fixed cash equivalent value for which the holders of Cemex CPOs have the option to receive either a number of Cemex CPOs or a fixed amount of cash.

An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by Cemex with respect to one CPO acquired in a tender offer or exchange offer by Cemex, over (y) the Then-Current Market Price of the CPO.

Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, the Trading Price of Cemex ADRs on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the sum of the amount of cash and the fair market value of other consideration (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the Cemex CPOs in the tender offer or exchange offer applicable to one Cemex ADR and, if the Trading Price of Cemex ADRs on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Downside Trigger Price, each holder of the PACERS will have the right to receive at maturity cash in an amount per PACERS equal to the Exchange Ratio multiplied by such sum.

If any adjustment is made to the Exchange Ratio as set forth above, an adjustment will also be made to the Initial ADR Price and the Downside Trigger Price. The required adjustment will be made by dividing the Initial ADR Price and the Downside Trigger Price by the relevant dilution adjustment. In this case, the PACERS will be called if the Trading Price of Cemex ADRs at the close of trading on any Trading Day during the three Trading-Day Periods is greater than or equal to the adjusted Initial ADR Price.

If Cemex, after the Pricing Date, issues or makes a distribution to all holders of its Cemex CPOs of the capital shares of one or more of its subsidiaries, in each case in the form of Marketable Securities, and if the Trading Price of Cemex ADRs at the close of trading on any Trading Day after the Pricing Date up to and including the third Trading Day before maturity is less than or equal to $         (the Downside Trigger Price), then, in each of these cases, each holder of the PACERS will receive at maturity for each PACERS a combination of Cemex ADRs equal to the Exchange Ratio and a number of shares of such Cemex subsidiaries’ capital stock equal to the Exchange Ratio times (x) the number of Cemex CPOs represented by each Cemex ADR and (y) the number of shares of such subsidiaries’ capital stock distributed per Cemex CPO. Following the record date for an event described in this paragraph, the Trading Price of Cemex ADRs will equal the Trading Price of Cemex ADRs, plus the Trading Price of such subsidiaries’ capital shares times (x) the number of Cemex CPOs represented by each Cemex ADR and (y) the number of shares of such subsidiaries’ capital stock distributed per Cemex CPO. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “—Dilution Adjustments” will also apply to such subsidiaries’ capital shares if any of the events described in “—Dilution Adjustments” occurs with respect to such capital shares.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of Cemex CPOs entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by Cemex,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

•	in the case of any Excess Purchase Payment for which Cemex announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio, the Initial ADR Price or the Downside Trigger Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by Cemex, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Exchange Ratio, Initial ADR Price and Downside Trigger Price will be further adjusted to the Exchange Ratio, Initial ADR Price and Downside Trigger Price which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Exchange Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.

The “Then-Current Market Price” of the Cemex CPOs, for the purpose of applying any dilution adjustment, means the average Closing Price per CPO for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Closing Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Closing Price, may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

The “Closing Price” of Cemex CPOs (or any other security for which a Closing Price must be determined) on any date of determination will be (1) if the Cemex CPOs are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the Cemex CPOs are listed or admitted to trading, (2) if the Cemex CPOs are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the Cemex CPOs are listed or admitted to trading on such exchange), the last quoted bid price for the Cemex CPOs in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization, provided that if the Closing Price of Cemex CPOs cannot be determined by the methods described in (1) or (2) above, then the Closing Price will be the closing sale price or last reported sale price, as the case may be, reported on that date on the Mexican Stock Exchange in Mexico expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine, provided, however, that the Closing Price will be determined as described in this paragraph, provided further that, if the Closing Price of any other security for which a Closing Price must be determined cannot be determined by the methods described in (1) or (2) above and if the security for which a Closing Price must be determined is traded on one or more non-U.S. securities exchanges or markets, then the Closing Price of such security will be the closing sale price, last reported sale price or last quoted bid price, as the case may be, reported on that date on the principal non-U.S. securities exchange or market on which the security is traded, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no closing sale price or last reported sale price is available pursuant to clauses (1) or (2) above or the proviso above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the Cemex CPOs obtained from as many dealers in such Cemex CPOs (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service. If, during any period of ten Trading Days used to calculate the Then-Current Market Price, there occurs any event requiring an adjustment to be effected as described herein, then the Closing Price for each Trading Day in such period of ten Trading Days occurring prior to the day on which such adjustment is effected will be adjusted by being divided by the relevant dilution adjustment.

The “Ex-Date” relating to any dividend, distribution or issuance is the first date on which the Cemex CPOs trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.

In the event of any of the following “Reorganization Events”:

•	any consolidation or merger of Cemex, or any surviving entity or subsequent surviving entity of Cemex, with or into another entity, other than a merger or consolidation in which Cemex is the continuing corporation and in which the Cemex CPOs outstanding immediately before the merger or consolidation are not exchanged for cash, securities or other property of Cemex or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of Cemex or any successor as an entirety or substantially as an entirety,

•	any statutory exchange of securities of Cemex or any successor of Cemex with another issuer, other than in connection with a merger or acquisition, or

•	any liquidation, dissolution or winding up of Cemex or any successor of Cemex,

the Trading Price of Cemex ADRs on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the Transaction Value.

The “Transaction Value” will equal the number of Cemex CPOs represented by each Cemex ADR times the sum of:

(1)  for any cash received in a Reorganization Event, the amount of cash received per CPO,

(2)  for any property other than cash or Marketable Securities received in a Reorganization Event, an amount equal to the fair market value on the date the Reorganization Event is consummated of that property received per CPO, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

(3)  for any Marketable Securities received in a Reorganization Event, an amount equal to the Closing Price per CPO of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each CPO.

“Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity of the PACERS that would have required an adjustment as described above, had it occurred with respect to Cemex CPOs or Cemex. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.

If Cemex CPOs have been subject to a Reorganization Event and the Trading Price of Cemex ADRs on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Downside Trigger Price, then each holder of the PACERS will have the right to receive per $10 principal amount of PACERS (i) cash in an amount equal to the Exchange Ratio multiplied by the sum of clauses (1) and (2) in the definition of “Transaction Value” above and (ii) the number of Marketable Securities received for each CPO in the Reorganization Event multiplied by (x) the number of Cemex CPOs represented by each Cemex ADR and (y) the Exchange Ratio.

The adjustments described herein assume that each Cemex ADR will continue to represent, directly or indirectly, ten Cemex CPOs. If the number of Cemex CPOs represented by an ADR changes, whether in conjunction with one of the foregoing adjustment events or otherwise, then all dilution adjustments relating to the Exchange Ratio, the Initial ADR Price and the Downside Trigger Price will reflect the new ratio of Cemex CPOs to ADRs. If any of the events described above occurs with respect to Cemex ADRs and not with respect to or with proportional effect on Cemex CPOs, then the calculation agent will effect the applicable dilution adjustments based on the Trading Price and the outstanding number of Cemex ADRs.

The adjustments described herein also assume that the proportion of Cemex Series A common shares and Cemex Series B common shares represented by CPOs to such shares held directly not in the form of CPOs will remain the same during the term of the PACERS. If the proportion of Cemex Series A common shares and Cemex Series B common shares represented by CPOs to such shares held directly not in the form of CPOs changes, or if other changes are made with respect to the shares underlying the CPOs, in each case whether in conjunction with one of the foregoing events, as applicable to such shares or the CPOs, or otherwise, then the calculation agent will effect adjustments relating to the Exchange Ratio, the Initial ADR Price and the Downside Trigger Price to take into account such changes.

For the purpose of adjustments described herein, each non-U.S. dollar value (whether a value of cash, property, securities or otherwise) shall be expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the new York Federal Reserve Bank for customs purposes on the date of valuation, or if this rate is unavailable, such rate as the calculation agent may determine.

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the calculation agent and will equal, for each PACERS, the Call Price or amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of a PACERS will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b)(2) of Title II of the United States Code, the claim of a beneficial owner of a PACERS will be capped at the Call Price, the amount to be received at maturity or cash equivalent of the amount to be received at maturity, as applicable, calculated as though the Call Date or maturity date of the PACERS were the date of the commencement of the proceeding plus an additional amount of coupon accrued on the principal amount of PACERS at 3.5% per annum up to the date of the commencement of the proceeding.

In case of default in payment due at maturity or upon call of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date or call payment date, as applicable, through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent and Trustee

Citibank, N.A. will serve as the paying agent for the PACERS and will also hold the global security representing the PACERS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the PACERS.

Calculation Agent

The calculation agent for the PACERS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the PACERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the PACERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the PACERS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

CEMEX S.A.B. DE C.V.

General

According to publicly available documents, Cemex S.A.B. de C.V. is the third largest cement company in the world, based on installed capacity as of December 31, 2005 of approximately 98.2 million tons. Cemex is a holding company primarily engaged, through its operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. Cemex is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Cemex files reports (including its Annual Report on Form 20-F for the fiscal year ended December 31, 2005) and other information with the SEC. Cemex’s registration statements, reports and other information may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Cemex’s publicly available documents and has not made any due diligence investigation or inquiry of Cemex in connection with the offering of the PACERS. We make no representation that the publicly available information about Cemex is accurate or complete.

The PACERS represent obligations of Citigroup Funding only. Cemex is not involved in any way in this offering and has no obligation relating to the PACERS or to holders of the PACERS.

HISTORICAL DATA ON CEMEX ADRs

Cemex ADRs are listed on the New York Stock Exchange under the symbol “CX.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for the ADRs, as reported on the New York Stock Exchange, as well as the gross cash dividends paid per Cemex ADR. The data reflected in the table below was obtained from Bloomberg L.P.

Holders of PACERS will not be entitled to any rights with respect to Cemex ADRs (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving Cemex ADRs at maturity, if applicable.

	High	Low	Gross Cash Dividends and Other Cash Distributions
2001
Quarter
First	11.4214	8.5697	0.0000
Second	13.4927	10.0502	0.4367
Third	13.7601	9.6272	0.0000
Fourth	13.0551	9.8946	0.0000
2002
Quarter
First	14.7666	11.6693	0.0000
Second	16.0453	12.4959	0.4977
Third	13.2593	9.5834	0.0000
Fourth	11.7034	9.3598	0.0000
2003
Quarter
First	11.3533	7.9303	0.0000
Second	11.2317	8.4797	0.5070
Third	12.7390	10.7261	0.0000
Fourth	12.9530	11.1928	0.0000
2004
Quarter
First	14.5672	12.7390	0.0000
Second	15.2431	12.6272	0.4959
Third	15.2236	13.1037	0.0000
Fourth	17.7763	13.1961	0.0000
2005
Quarter
First	20.6742	16.7747	0.0000
Second	21.2965	16.5948	0.5831
Third	26.1831	20.3532	0.0000
Fourth	30.1360	22.7357	0.0000
2006
Quarter
First	32.6498	27.2284	0.0000
Second	36.0400	23.7700	0.0000
Third	30.8250	26.7550	0.0000
Fourth (through October 24, 2006)	33.1100	29.5600	0.0000

The closing price of Cemex ADRs on October 24, 2006 was $32.50.

According to Cemex’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as of December 31, 2005, there were 3,714,456,977 CPOs outstanding. During the period reflected in the above table and graph below, Cemex S.A.B. de C.V. split its stock 2 for 1 on July 21, 2006. The data appearing in the above table and graph below have been adjusted to reflect this split.

The following graph sets forth the daily closing price of Cemex ADRs, as reported on the New York Stock Exchange, from January 2, 2001 to October 24, 2006. The data reflected in the graph below was obtained from Bloomberg L.P. Past performance of Cemex ADRs is not indicative of future closing prices.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax consequences material to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”). This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

This summary also does not address tax consequences specific to Cemex ADRs except where otherwise stated. Before acquiring a PACERS, prospective investors should consult other publicly available sources of information concerning the tax treatment of Cemex ADRs. The following discussion assumes that Cemex is not a passive foreign investment company. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the PACERS would differ significantly from the consequences described below.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future purchase of, or payment based on the value of Cemex ADRs under which an amount equal to the purchase price of the PACERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus. As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERS, if Citigroup Funding delivers Cemex ADRs at maturity, a U.S. Holder will recognize no gain or loss on the purchase of Cemex ADRs by application of the monies received by Citigroup Funding in respect of the PACERS. A U.S. Holder will have a tax basis in such stock equal to the U.S. Holder’s tax basis in the PACERS (less the portion of the tax basis of the PACERS allocable to any fractional ADR, as described in the next paragraph). A U.S. Holder’s tax basis in a PACERS generally will equal such Holder’s cost for that PACERS. A U.S. Holder’s holding period for Cemex ADRs received at maturity will begin on the day following the receipt of such ADRs.

Payments of interest on the PACERS will be taxable to a U.S. Holder as ordinary income at the time that such payments are accrued or received, in accordance with the U.S. Holder’s method of tax accounting.

A U.S. Holder will recognize gain or loss (which may be treated as short-term capital gain or loss without regard to such Holder’s holding period for the PACERS) with respect to cash received in lieu of fractional ADRs, in an amount equal to the difference between the cash received and the portion of the basis of the PACERS allocable to fractional ADRs (based on the relative number of fractional ADRs and full ADRs delivered to the holder). If, as a result of one or more dilution adjustments, at maturity Citigroup Funding delivers any combination of cash and Marketable Securities, pursuant to the U.S. Holder’s purchase obligation under the PACERS, although not free from doubt, the U.S. Holder should allocate its cash deposit pro rata to the cash and Marketable Securities received. Under this treatment, the U.S. Holder generally would be taxed as described in the preceding paragraph, except that the U.S. Holder’s basis in any Marketable Securities received would equal the pro rata portion of its deposit allocated thereto and the U.S. Holder would recognize short-term capital gain or loss equal to the difference between the cash received and the amount allocated thereto.

Under the above characterization of the PACERS, upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount realized as a result of such mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash (or, in certain limited cases, Cemex ADRs with a trading value) equal to or greater than the amount of the initial purchase price paid for PACERS unless (i) the closing value of Cemex ADRs at the close of trading on any Trading Day after the Pricing Date up to and including the third Trading Day before maturity is less than or equal to approximately 75% of the Initial ADR Price and (ii) the closing value of Cemex ADRs at the close of trading on each Trading Day within each Call Determination Period, and on the maturity date, is less than 100% of the Initial ADR Price; the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERS are expected to provide economic returns that are linked to the performance of Cemex ADRs, and offer no assurance that a holder’s investment will be returned to the holder. The PACERS also are payable in certain circumstances by the delivery of Cemex ADRs. Further, based on the historical performance of Cemex ADRs, a holder may receive economic returns on the PACERS that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERS are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERS for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent PACERS issued by Citigroup Funding which comparable yield would be in excess of the current cash interest paid on the PACERS. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the PACERS has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to derivative financial instruments in respect of the stock of most corporations, including the PACERS assuming Cemex is not, and will not become at any time during the term of the PACERS, a passive foreign investment company for U.S. federal income tax purposes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include derivative financial instruments in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the PACERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Persons

A “Non-U.S. Holder” is a holder of the PACERS that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERS, any payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERS by a Non-U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERS may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated March 10, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the PACERS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $15,300,000 principal amount of PACERS (1,530,000 PACERS), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERS to certain dealers at the public offering price less a concession not to exceed $0.20 per PACERS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per PACERS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $0.20 per PACERS for the PACERS they sell. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERS have been approved for listing on the American Stock Exchange under the symbol “PXX.”

In order to hedge its obligations under the PACERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of Cemex ADRs or Derivative Instruments Related to Cemex ADRs by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this pricing supplement and accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

	Page
Pricing Supplement
Summary Information — Q&A	PS -	2
Risk Factors Relating to the PACERS	PS -	6
Description of the PACERS	PS -	11
Cemex S.A.B. de C.V.	PS -	25
Historical Data on Cemex ADRs	PS -	26
Certain United States Federal Income Tax Considerations	PS -	28
Plan of Distribution	PS -	32
ERISA Matters	PS -	33

Prospectus Supplement
Risk Factors	S -	3
Important Currency Information	S -	6
Description of the Notes	S -	7
Certain United States Federal Income Tax Considerations	S -	33
Plan of Distribution	S -	40
ERISA Matters	S -	41

Prospectus
Prospectus Summary		1
Ratio of Income to Fixed Charges and Ratio of Income to Combined Fixed Charges Including Preferred Stock Dividends		4
Forward-Looking Statements		6
Citigroup Inc.		6
Citigroup Funding Inc.		6
Use of Proceeds and Hedging		7
European Monetary Union		8
Description of Debt Securities		8
Description of Index Warrants		21
Description of Debt Security and Index Warrant Unit		24
Limitations on Issuances in Bearer Form		25
Plan of Distribution		26
ERISA Matters		29
Legal Matters		29
Experts		29

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,530,000

PREMIUM MANDATORY CALLABLE

EQUITY-LINKED SECURITIES

(PACERS SM)

Based Upon the American Depositary Receipts Representing the Ordinary Participation Certificates (“CPOs”) of Cemex S.A.B. de C.V.

Due May 1, 2008

($10 Principal Amount per PACERS)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by

Citigroup Inc.

Pricing Supplement

October 24, 2006

(Including Prospectus Supplement

dated April 13, 2006 and Prospectus dated March 10, 2006)